                                                 File Pursuant to Rule 424(b)(5)
                                                         Registration 333-48875

PROSPECTUS
                         $200,000,000 DEBT SECURITIES
                                      AND
                       4,000,000 SHARES OF COMMON STOCK

                CB COMMERCIAL REAL ESTATE SERVICES GROUP, INC.

                               ---------------

  This Prospectus related to the offer and sale (the "Offering") from time to time of (i) up to $200 million aggregate principal amount of debentures, notes or other unsecured types of debt in one or more series ("Debt Securities") of CB Commercial Real Estate Services Group, Inc. ("CBC" or the "Company") by the Company and (ii) up to 4,000,000 shares (the "Shares") of the Common Stock of the Company, $.01 par value, up to 2,000,000 of which may be offered and sold by certain shareholders of the Company (the "Selling Shareholders") and up to 2,000,000 of which may offered and sold by the Company. Terms of the Debt Securities will reflect market conditions at the time of sale. The Debt Securities and the Shares are herein referred to as the "Securities." The Company is registering the Securities, but the registration of such Securities does not necessarily mean that any of such Securities will be offered or sold by the Selling Shareholders or the Company. The Company will receive no part of the proceeds of any sales of Shares by the Selling Shareholders.

  Certain of the Shares were issued to certain of the Selling Shareholders by the Company in connection with the Company's acquisition of all of the outstanding shares of A, B and C ordinary stock of REI Limited ("REI"), a United Kingdom corporation, on April 17, 1998. See "The Company-- Acquisitions." Such Shares were issued pursuant to exemptions from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act") and are being registered pursuant to the terms of an Offer Document dated February 7, 1998 issued pursuant to the United Kingdom's Financial Services Act of 1986 and the acceptances received from the shareholders of REI Limited. Certain of the Shares held by the Selling Shareholders were issued pursuant to an effective registration statement in connection with the Company's acquisition of Koll Real Estate Services. Such Shares are being registered pursuant to that certain Registration Rights Agreement, dated as of May 14, 1997, by and among the Company and certain of the former shareholders of Koll Real Estate Services.

  The Shares may be offered by the Company and the Selling Shareholders from time to time directly or through agents, underwriters or broker-dealers, on terms to be determined at the time of the sale, in one or more transactions on the New York Stock Exchange (the "NYSE") or any national securities exchange where the Common Stock is listed or traded, in the over-the-counter market, in negotiated transactions or otherwise. See "Plan of Distribution." The price at which any of the Shares may be sold, and the commissions, if any, paid in connection with any such sale, are unknown and may vary from transaction to transaction. The Company will pay all expenses incident to the offering and sale of the Shares to the public other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes with respect to Shares sold by the Selling Shareholders. See "Selling Shareholders" and "Plan of Distribution."

  The Debt Securities offered by the Company may be sold through one or more different methods, including offerings through underwriters as more fully described under "Plan of Distribution" and in the related prospectus supplement.

  The Securities and Exchange Commission (the "SEC" or the "Commission") may take the view that, under certain circumstances, the Selling Shareholders and any broker-dealers or agents that participate with the Selling Shareholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act. Commissions, discounts or concessions received by any such broker-dealer or agent may be deemed to be underwriting commissions under the Securities Act. The Company and the Selling Shareholders have agreed to certain indemnification arrangements. See "Plan of Distribution."

  The Common Stock is listed on the New York Stock Exchange under the symbol CBG. On April 15, 1998 the last sale price for the Common Stock, as reported on the New York Stock Exchange, was $38 3/16 per share.

  SEE "RISK FACTORS" COMMENCING ON PAGE 4 FOR A DISCUSSION OF CERTAIN FACTORS
      THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES.

                               ---------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR ANY  STATE  SECURITIES  COMMISSION,  NOR HAS  THE
   SECURITIES  AND EXCHANGE COMMISSION  OR ANY STATE  SECURITIES COMMISSION
    PASSED  UPON  THE  ACCURACY   OR  ADEQUACY  OF  THIS  PROSPECTUS.  ANY
      REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ---------------

                The date of this Prospectus is April 17, 1998.
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  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR AN APPLICABLE PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDERS OR ANY UNDERWRITER, DEALER OR AGENT. THIS PROSPECTUS AND ANY APPLICABLE PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY OR THEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THEREOF.

  WHEN USED IN THIS PROSPECTUS, THE WORDS "EXPECTS," "ANTICIPATES," "ESTIMATES," "BELIEVES" AND WORDS OF SIMILAR IMPORT MAY CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED. SUCH STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES, INCLUDING THOSE SET FORTH UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS, THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED. FOR A DISCUSSION OF SUCH RISKS, SEE "RISK FACTORS." READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE OF THIS PROSPECTUS.

                             AVAILABLE INFORMATION

  CBC is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with the Exchange Act, CBC files proxy statements, reports and other information with the Securities and Exchange Commission (the "SEC" or the "Commission"). This filed material can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's Regional Offices in Chicago, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60601-2511, and in New York, 7 World Trade Center, 13th Floor, New York, New York 10048 and copies of such material can be obtained by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Common Stock of the Company is quoted on the New York Stock Exchange, and certain of CBC's proxy statements, reports, and other information concerning CBC may be available for inspection at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. In addition, the SEC maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission through the Electronic Data Gathering, Analysis and Retrieval System.

  CBC has filed with the SEC a Registration Statement on Form S-3 (together with any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with respect to the Shares. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the SEC. Copies of the Registration Statement are available from the SEC, upon payment of prescribed rates. For further information, reference is made to the Registration Statement, which may be obtained from the SEC as set forth above. Statements contained in this Prospectus or in any document incorporated by reference herein or therein as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

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                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following CBC documents are incorporated herein by reference: (a) CBC's Annual Report on Form 10-K for the year ended December 31, 1997 and (b) the description of Common Stock contained in the Company's registration statement on Form 8-A filed pursuant to Section 12(b) of the Exchange Act and all amendments thereto and reports filed for the purpose of updating such description.

  THIS PROSPECTUS INCORPORATES BY REFERENCE DOCUMENTS THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THERE WILL BE PROVIDED WITHOUT CHARGE TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM A PROSPECTUS IS DELIVERED, UPON ORAL OR WRITTEN REQUEST OF ANY SUCH PERSON AND BY FIRST CLASS MAIL, OR OTHER EQUALLY PROMPT MEANS WITHIN ONE BUSINESS DAY AFTER RECEIPT OF SUCH REQUEST, A COPY OF ANY OR ALL DOCUMENTS INCORPORATED HEREIN BY REFERENCE (EXCLUDING EXHIBITS, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED THEREIN BY REFERENCE). WITH RESPECT TO DOCUMENTS OF CBC INCORPORATED HEREIN BY REFERENCE, REQUESTS SHOULD BE DIRECTED TO CBC, INVESTOR RELATIONS, 533 SOUTH FREMONT AVENUE, LOS ANGELES, CA 90071-1712, TELEPHONE (213) 613-3123.

  All reports and definitive proxy or information statements filed by CBC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities of the Company to which this Prospectus relates will be deemed to be incorporated by reference into this Prospectus from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (as to documents incorporated or deemed to be incorporated herein by reference) or in any other subsequently filed document which also is or is deemed to be incorporated herein by reference modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

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                                 RISK FACTORS

  Prospective investors should consider carefully the following risk factors in addition to the other information presented in this Prospectus, before purchasing the Securities offered hereby.

ADVERSE CHANGES IN ECONOMIC CONDITIONS

  Periods of economic slowdown or recession, rising interest rates or declining demand for real estate will adversely affect certain segments of CBC's business. Such economic conditions could result in a general decline in rents which in turn would adversely affect revenues from property management fees and brokerage commissions derived from property sales and leases. Such conditions could also lead to a decline in sale prices as well as a decline in demand for funds invested in commercial real estate and related assets. An economic downturn or increase in interest rates also may reduce the amount of loan originations and related servicing by CBC's commercial mortgage banking business. If CBC's brokerage and mortgage banking businesses are adversely affected, it is quite likely that other segments of CBC's business will also be adversely affected, due to the relationship among CBC's various business segments.

  The sharp downturn in the commercial real estate market beginning in the late 1980's caused and in the future may again cause some property owners to dispose of or lose their properties through foreclosures and has caused certain real estate firms to undergo restructuring or changes in control. Such changes in the ownership of properties may be accompanied by a change in property and investment management firms and could cause the Company to lose management agreements or make the agreements it retains less profitable. Revenue from property management services is generally a percentage of aggregate rent collections from properties, with many management agreements providing for a specified minimum management fee. Accordingly, the success of the Company will be dependent in part upon the performance of the properties it manages. Such performance in turn will depend in part upon the Company's ability to attract and retain creditworthy tenants, the magnitude of defaults by tenants under their respective leases, the Company's ability to control operating expenses, governmental regulations, local rent control or stabilization ordinances which are or may be put into effect, various uninsurable risks, financial conditions prevailing generally and in the areas in which such properties are located, the nature and extent of competitive properties and the real estate market generally.

GEOGRAPHIC CONCENTRATION

  For the year ended December 31, 1997 approximately $193 million (34.7%) of CBC's $556.2 million in total sale and lease revenue (including revenue from investment property sales) was generated from transactions originated in the State of California. As a result of the geographic concentration in California, a material downturn in the California commercial real estate markets or in the local economies in San Diego, Los Angeles, Orange County or the San Francisco Bay Area could material adversely affect the Company's results of operations. If REI had been acquired effective January 1, 1997 the 34.7% figure would have been reduced to approximately 29%.

COMPETITION

  CBC competes in a variety of service disciplines within the commercial real estate industry, including (i) brokerage (facilitating sales and leases on behalf of investors), investment properties (acquisitions and sales), corporate services, property management, and real estate market research and
(ii) mortgage banking (loan origination and servicing), investment management and advisory services, and valuation and appraisal services. Each of these business areas is highly competitive on a national as well as local level. CBC faces competition not only from other real estate service providers, but also from institutional lenders, insurance companies and investment advisory, mortgage banking, accounting and appraisal firms. CBC will continue to compete with providers of all of these services, some of which in certain of these business areas are better established and have substantially more experience than CBC. Moreover, although many of CBC's competitors are local or

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regional firms that are substantially smaller than CBC on an overall basis, they may be substantially larger on a local or regional basis. Because of these factors, these companies may be better able than CBC to obtain new customers, pursue new business opportunities or to survive periods of industry consolidation. In addition, CBC has faced increased competition in recent years in the property management and investment advisory segment of its business which has resulted in decreased property management fee rates and margins and decreased investment advisory fees and margins. As a result of these factors, CBC will continue to face intense competition in its existing markets. In general, in each of CBC's businesses there can be no assurance that CBC will be able to continue to compete effectively or that it will be able to maintain current fee levels or margins or that it will not encounter increased competition which could limit CBC's ability to maintain or increase its market share.

RISKS INHERENT IN ACQUISITION GROWTH STRATEGY

 Risks With Respect to Potential Acquisitions

  CBC is currently negotiating potential acquisitions in the United Kingdom, Canada, Australia and New Zealand and smaller acquisitions in the United States. No agreement has been reached with respect to the material terms of any of these potential acquisitions and there is no assurance that any of these potential acquisitions will be completed or if completed that they will add value to the Company. Based on prices offered by CBC, these acquisitions would involve a total purchase price of over $150 million and the addition of approximately 1,500 employees in more than 25 offices around the world. The purchase price for these potential acquisitions could be in the form of all common stock, all cash or all debt or some mixture of stock, cash and debt. At the present time the Company does not have adequate cash to pay for all of these potential acquisitions.

 Lack of Availability of Acquisition Candidates

  A significant component of CBC's growth in 1996 and 1997 was, and part of its principal strategy for continued growth is, through acquisitions. Recent acquisitions have included REI (international real estate services), Koll Real Estate Services ("Koll") (property, facility and investment management and brokerage), L.J. Melody & Company ("L.J. Melody") (mortgage banking services), North Coast Mortgage Company (mortgage banking services), Cauble and Company of Carolina (mortgage banking services), Westmark Realty Advisors LLC ("Westmark") (investment management and advisory services) and Langdon Rieder Corporation (tenant advisory services). CBC expects to continue its acquisition program. Any future CBC growth through acquisitions will be partially dependent upon the continued availability of suitable acquisition candidates at favorable prices and upon favorable terms and conditions; however, there can be no assurance that future acquisitions can be consummated at favorable prices or upon favorable terms and conditions. In addition, acquisitions entail risks that businesses acquired will not perform in accordance with expectations and that business judgments with respect to the value, strengths and weaknesses of businesses acquired or the consequences of any such acquisition will prove incorrect.

  CBC's acquisition strategy is in part a response to the consolidation within the industry which has accelerated because of increased competition. CBC is engaged in an ongoing evaluation of potential acquisitions. No assurance can be given as to CBC's ability to successfully complete these or future acquisitions, or as to the financial effect on CBC of any acquired business. Future acquisitions by CBC may result in increased interest and amortization expense or decreased operating income, which could have a negative impact on CBC's financial results. In addition, acquisitions involve numerous risks, including difficulties in assimilating the operations and products of the acquired companies, diversion of management's attention from other business concerns and the uncertainty of entering markets in which CBC has no or limited prior experience.

 Difficulty of Integration In Connection with Acquisition Growth Strategy

  There can be no assurance that significant difficulties in integrating operations acquired from other companies will not be encountered, including difficulties arising from the diversion of management's attention

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from other business concerns and the potential loss of key employees of either
CBC or the acquired operations. CBC encountered a number of these difficulties in each of its acquisitions. For example, in the Westmark acquisition serious differences in corporate culture resulted in several key employees leaving, in the L.J. Melody acquisition it took over a year to blend the loan servicing operations of CBC and L.J. Melody and the integration of the Koll and CBC property, facilities and corporate accounting systems is still not fully completed. With respect to the REI acquisition, the integration issues include the need to establish a global internal communications network and the need to establish centralized finance and accounting functions. CBC believes that most acquisitions will have an adverse impact on operating income and net income during the first six months following the acquisition. There can be no assurance that CBC's management will be able to effectively manage any acquired business or that any acquisition will benefit CBC overall.

 Lack of Available Financing

  CBC will require additional financing to sustain its acquisition program. CBC expects to finance future acquisitions and internal growth through a combination of funds available under its revolving credit facility, cash flow from operations, indebtedness incurred by CBC (including, in the case of acquisitions, seller financing) and the sale or issuance of CBC's capital stock. The covenants in CBC's current credit agreement may restrict CBC's ability to raise additional capital in certain respects. There can be no assurance that financing will be available to CBC or, if available, that it will be sufficient to finance acquisitions.

SEASONALITY

  A substantial component of CBC's revenues is transactional in nature and as a result is subject to seasonality. Historically, CBC's revenues, operating income and net income in the first two calendar quarters have been generally lower than in the third and fourth calendar quarters due to seasonal fluctuations, which is consistent with the industry generally. In the first quarters of any calendar year, CBC has historically sustained a loss. CBC's non-variable operating expenses, which are treated as expenses when incurred during the year, are relatively constant in total dollars on a quarterly basis. As a consequence of the seasonality of revenues and the relatively constant level of quarterly expenses, a substantial majority of CBC's operating income and net income has historically been realized in the third and fourth calendar quarters. CBC believes that future operating results will generally continue to follow these historical patterns, although revenues and earnings are also likely to be affected by both broad economic fluctuations and supply and demand cyclicality relating to commercial real estate. There can be no assurance that CBC will be profitable on a quarterly or annual basis in the future.

CBC'S LEVERAGE AND INTANGIBLE NATURE OF ITS ASSETS

  CBC indebtedness as of December 31, 1997 was approximately $151.1 million. For the 1998 calendar year the Company expects to have principal and interest obligations on its indebtedness of approximately $20 million. Any material downturn in CBC's revenue or increase in its costs and expenses could result in CBC's being unable to meet its debt obligations. As of December 31, 1997 CBC had total assets of approximately $505.2 million, approximately $239.4 million of which was goodwill and other intangible assets which may not be realizable at their carrying amounts in liquidation.

POSSIBLE VOLATILITY OF STOCK PRICE

  The market price of the Common Stock of the Company could be subject to significant fluctuations in response to quarter-to-quarter variations in operating results of CBC or its competitors, conditions in the commercial real estate industry, the commencement of, developments in or outcome of litigation, changes in estimates of CBC's performance by securities analysts, and other events or factors. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies. These fluctuations, as well as general economic and market conditions, may adversely affect the market price of the Company's Common Stock.

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POTENTIAL LACK OF SPACE TO LEASE

  A significant portion of CBC's brokerage business involves facilitating the lease of commercial property including retail, industrial, and office space. Since the real estate depression of the early 1990s, the development of new retail, industrial, and office space has been limited. As a consequence, in certain areas of the country there is beginning to be inadequate office, industrial and retail space to meet demand and there is a potential for a decline in CBC's overall number of lease transactions, the effect of which may, over time, be partially offset by increasing sales, including sales of undeveloped land (which would benefit CBC's brokerage business). However, during 1997, CBC's lease transactions increased, as did aggregate revenue from lease transactions. There can be no assurance that these increases will continue or that any such increase in the sale of undeveloped land will coincide with any decline in the number of lease transactions.

ENVIRONMENTAL CONCERNS

  Numerous laws and regulations have been enacted which regulate exposure to potentially hazardous materials often found in and around buildings. Some of these laws and regulations directly and indirectly impact the commercial real estate market by imposing additional costs and liability on owners, operators and sellers as well as lenders. Such laws and regulations tend to discourage sales and leasing activities and mortgage lending with respect to some properties, and may therefore adversely affect CBC. In addition, the failure of CBC to disclose environmental issues may subject CBC to liability to a buyer or lessee of property or to a purchaser of a mortgage loan.

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                                  THE COMPANY

COMPANY OVERVIEW

  CBC was organized to acquire Coldwell Banker Commercial Group, Inc. and had no operations prior to the acquisition on April 19, 1989 (the "Acquisition"). In November 1996, CBC completed an initial public offering of 4,347,000 shares of common stock, par value $.01 per share (the "Common Stock"). CBC is a holding company that conducts its operations solely through CB Commercial Real Estate Group, Inc. and its subsidiaries (collectively, the "Company").

  The Company is the largest vertically-integrated commercial real estate services company in the United States with aggregate 1997 revenue of $730.2 million, approximately 130 principal offices in the U.S. and over 200 offices worldwide, including offices acquired in the acquisition of REI Limited. The Company provides a full range of services to commercial real estate tenants, owners and investors including: (i) brokerage (facilitating sales and leases) ("Brokerage Services"); (ii) transaction management, advisory services and facilities management services to corporate real estate users ("Corporate Services"); (iii) property management ("Institutional Management Services"); and (iv) capital market activities, including mortgage banking, brokerage and servicing, investment management and advisory services, investment property transactions (acquisitions and sales on behalf of investors), real estate market research and valuation and appraisal services (collectively "Financial Services").

INDUSTRY TRENDS

  Over the last ten years, the commercial real estate industry has experienced various structural changes, and over the last three or four years, the industry has experienced a broad recovery from the real estate "depression" of the early 1990s. Management believes these factors and the resulting trends, the most important of which are discussed below, create an opportunity for the Company to leverage its experience, multi-discipline integrated services, multi-market presence and brand equity to its competitive advantage.

  .  RECOVERED COMMERCIAL REAL ESTATE MARKETS.

  Coincident with the longer term structural shifts in the commercial real estate industry, commercial real estate markets in the United States have essentially recovered over the last several years, experiencing increased activity in many product types and geographical market areas. This has been particularly true in California, where the Company has a significant market presence. Relatively strong markets also are prevalent in a number of other major U.S. real estate markets where the Company has operations, including Arizona, Texas, the New England area and the Washington, D.C./Baltimore areas. National office and industrial building occupancy levels have generally been rising, rental rates have been increasing and, correspondingly, property values have been rising.

  . CHANGING COMPOSITION AND NEEDS OF INVESTORS IN AND OWNERS OF COMMERCIAL REAL ESTATE ASSETS.

  Investors in and owners of commercial real estate assets have become increasingly institutional (including pension funds, life insurance companies, banks and publicly-held Real Estate Investment Trusts ("REITs")). Simultaneously, their investment and management needs have become increasingly multi-market due to the fact that the commercial real estate properties in their portfolios are typically located in numerous geographic locations. With respect to institutions other than REITs, this change in the ownership characteristics and management requirements of institutional real estate investors and owners has fueled the demand for the growth of multi-service, nationally or internationally-oriented real estate service providers. As most REITs are internally managed and to date generally have outsourced only their brokerage service needs, their demand for the Company's other real estate services has been less than that of other institutional investors. The Company believes that REITs are a potential growth area if Wall Street puts a premium on growth in funds from operations ("FFO") and because of this influence, REITs elect to outsource various property management functions which can be performed more efficiently by broadly based management organizations like the Company.

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  .  ONGOING INDUSTRY CONSOLIDATION.

  The Company believes that the combination of more intense institutional and corporate real estate service needs and demands, together with the real estate "depression" of the early 1990s, has made it imperative that real estate service firms (i) provide comprehensive, high-quality services, (ii) make significant investments in corporate infrastructure, including information technology and professional education, and (iii) have access to sufficient capital to support these service and investment needs. These factors have fueled the current consolidating industry environment, which the Company believes will motivate local and regional real estate service providers to sell to, or form alliances with, major national and international companies.

  .  CONTINUING CORPORATE OUTSOURCING TREND.

  Shareholder pressure for higher performance and return on equity within most public corporations around the globe has heightened corporate management's awareness that corporate real estate assets are a major component of corporate net worth. Simultaneously, with competitive pressures encouraging greater focus on core businesses, companies have emphasized leaner staffing in non-core activities and, as a result, outsourced certain non-core activities to third parties. As a consequence, the demand for multi-discipline, multi-market professional real estate service firms that provide integrated services capable of supplementing a corporate real estate department has increased significantly. The Company's acquisition of REI Limited will provide access to European, South American and Asian companies interested in outsourcing and provides a global network to provide service to companies throughout the world in the outsourcing process. Following the REI acquisition, the only major commercial real estate area in the world not directly served by the Company with an owned, or at least partially owned group of businesses, is the United Kingdom.

  .  EXPANDING CMBS MARKET.

  Historically, the majority of third-party financing for commercial real estate assets was provided by banks and insurance companies who generally held the mortgage loans they originated to the maturity date of the mortgage loans. More recently, Wall Street firms and financial institutions have been providing a significant amount of third-party mortgage financing, and have been accessing the public debt markets by issuing Commercial Mortgage-Backed Securities ("CMBS") in order to securitize their portfolios and avoid holding mortgage loans for the long term. The Company believes that its overall market presence, extensive available market data and access to real estate transaction deal flow positions its mortgage banking business to benefit substantially from the expansion of the CMBS market. The Company's national geographic coverage and mortgage origination capabilities through its L. J. Melody & Company subsidiary have caused it to become one of the largest suppliers of commercial mortgages to the CMBS market (over $1 billion in aggregate originations in 1997 or 30% of the Company's $3.5 billion in new originations). In addition, the Company expects to service a majority of the mortgage loans that it originates and the profit margin potential for servicing an increasing volume of mortgage loans may be significant for the Company's mortgage banking business. The acquisition and subsequent combination with L. J. Melody in July 1996 was a strategic step in substantially expanding the Company's capabilities in this area. Following the North Coast Mortgage Company and Cauble and Company of Carolina acquisitions the Company services over $9 billion in loans. The Company does not currently securitize loans and has no present intention of doing so.

ACQUISITIONS

  As part of its growth strategy, the Company is continually assessing acquisition opportunities and is currently involved in negotiating potential acquisitions in a number of countries, although no agreement has been reached on material terms in any of these negotiations and there can be no assurances that any such agreement will be reached or if reached will prove beneficial to the Company. Management believes that there are significant opportunities in the fragmented and consolidating worldwide real estate services industry to acquire additional companies to complement and expand the Company's existing operations. Since 1995, the Company has completed seven acquisitions. In 1995, the Company acquired Westmark Realty Advisors L.L.C. ("Westmark"), an investment management and advisory business with approximately $4.5 billion of assets currently under management, and Langdon Rieder Corporation ("Langdon Rieder"), a nationally-known tenant representation firm. In 1996, the Company acquired L. J. Melody & Company ("L.
J. Melody"), a nationally-known mortgage banking firm. In August 1997, the Company acquired Koll Real Estate Services ("Koll"), a real estate services company primarily providing property management services, corporate and facilities management services, and asset and portfolio management services. The acquisition was accounted for as a purchase and resulted in the issuance of Company equity valued at approximately $132.9 million and the assumption of debt and minority interest of approximately $57.4 million at the time of the transaction. In February 1998, the Company, through L. J. Melody, acquired Cauble and Company of Carolina for approximately $2.2 million, and substantially all of the assets of North Coast Mortgage Company for approximately $3.3 million, both regional mortgage banking firms. On April 17, 1998, the Company acquired REI Limited, the holding company for all Richard Ellis operations outside of the United Kingdom. The purchase price for 100% of the shares of REI was approximately (Pounds)62.6 million, payable approximately (Pounds)31.3 million in cash and notes and (Pounds)31.3 million in the Company's Common Stock, $.01 par value.

  The Company expects to continue its acquisitions program over the next several years and will focus on acquisitions in its mortgage banking business and opportunistic acquisitions in its domestic brokerage and property management businesses, as well as acquisitions which enhance its international capabilities. The Company is currently negotiating potential acquisitions in a number of countries, but no agreement has been reached in any of the negotiations and there can be no assurances that any such agreement will be reached or if reached will prove beneficial to the Company. Based upon what the Company has offered, if all of these acquisitions were to close the cost to the Company would exceed $150 million. The Company believes that the purchase price for any of these potential acquisitions which do close will be paid mostly in cash. Following the REI acquisition, the Company may not have adequate cash to complete these acquisitions. Accordingly, the Company anticipates raising additional capital, using one or more of the following alternatives:

  .  Increasing its current bank line.

  .  Raising public or private mid-term debt.

  .  Selling equity (Common Stock).

  There can be no assurance that the Company will successfully conclude any of the current negotiations or if it does so that it can raise any additional capital through the above described alternatives or, if it can raise additional capital, that such capital will be adequate.

  Because of the substantial non-cash goodwill and intangible amortization charges incurred by the Company in connection with acquisitions subject to purchase accounting and because of interest expense associated with acquisition financing, management anticipates that future acquisitions may adversely affect net income. In addition, during the first six months following an acquisition, the Company believes there are generally significant one-time costs relating to integrating information technology, accounting and management services and rationalizing personnel levels (which the Company intends to take as a single charge at the time of the acquisition to the maximum extent possible). Finally, acquisitions can present serious integration problems both in terms of personality and cultural differences (both of which caused material problems in integrating Westmark), and in terms of stress on accounting personnel and other infrastructure systems (which materially slowed the integration of Koll Real Estate Services). The Company expects material infrastructure issues in integrating REI which has offices in more than 25 countries and limited centralized accounting systems. Management's strategy is to pursue acquisitions that are expected to be accretive to income before interest expense and provision for amortization of goodwill and intangibles, if any, resulting from the acquisitions and to operating cash flows (excluding the costs of integration).

THE COMPANY'S BUSINESSES

Brokerage Services

  The Company has provided commercial real estate brokerage services since 1906 through the representation of buyers, sellers, landlords and tenants in connection with the sale and lease of office space, industrial buildings, retail properties, multi-family residential properties and unimproved land. In 1997, the Company generated revenue from commercial real estate brokerage services of approximately $423.5 million representing approximately 21,000 completed transactions. In 1997, brokerage facilitated over 3,000 sale transactions with an aggregate estimated total consideration of over $3.75 billion and approximately 18,000 lease transactions involving aggregate rents, under the terms of leases facilitated, of approximately $8.7 billion.

  Brokerage services comprise the largest source of revenue for the Company and provide a foundation for growing the Company's other disciplines which make up its multi-discipline integrated commercial real estate services. The Company believes that its position in the brokerage services industry provides a competitive advantage for all of its lines of business by enabling them to leverage off brokerage's (i) national network of relationships with owners and users of commercial real estate, (ii) real-time knowledge of completed transactions and real estate market trends, and (iii) brand recognition in the brokerage area.

  OPERATIONS. As of December 31, 1997, the Company employed approximately 1,750 brokerage professionals in 84 offices located in most of the largest Metropolitan Statistical Areas ("MSAs") in the United States. The Company maintains a decentralized approach to brokerage services (other than investment properties which are a part of financial services), bringing significant local knowledge and expertise to each assignment. Each local office draws upon the broad range of support services provided by the Company's other business groups, including a national network of market research, mortgage originations, client relationships and transaction referrals which the Company believes provide it with significant economies of scale over many local competitors. While day-to-day operations are decentralized, accounting and financial functions are fully centralized.

  In order to increase market share in its domestic brokerage business, the Company has implemented a plan to establish "partnerships" with leading local firms in order to institute geographic coverage in markets that currently are not being served by the Company. Through December 31, 1997, the Company had established fourteen such partnership-type arrangements in Des Moines, Iowa; Louisville, Kentucky; Buffalo and Rochester, New York; Pittsburgh, Pennsylvania; Charleston and Columbia, South Carolina; Memphis, Tennessee; Madison and Milwaukee, Wisconsin; Toledo, Ohio; El Paso, Texas; South Bend and Ft. Wayne, Indiana; and East Lansing and Grand Rapids, Michigan. Revenue anticipated from this program will be a combination of an initial fee, fixed annual fees and a percentage of revenue in excess of a pre-agreed threshold, comparable to a classic franchise program. By the end of 1998 the Company expects to have approximately 20 partnership-type arrangements and may not materially expand the program beyond that number. In 1997, the Company contributed its brokerage and property management business in the New England area to a partnership and Whittier Partners, a prominent New England real estate services firm, did likewise. The Company also contributed approximately $4.78 million in cash because the assets it contributed were less valuable than the assets contributed by Whittier Partners. The Company and Whittier Partners each own 50% of the partnership which is managed by Whittier Partners.

  COMPENSATION. Under a typical brokerage services agreement, the Company is entitled to receive sale or lease commissions. Sale commissions, which are calculated as a percentage of sales price, are generally earned by the Company at the close of escrow. Sale commissions typically range from approximately 1% to 6% with the rate of commission declining as the price of the property increases. Lease commissions, which are calculated as a percentage of the minimum rent payable during the term of the lease, are generally earned by the Company at the commencement of a lease and are not contingent upon the tenant fulfilling the terms of the lease. In cases where a third-party brokerage firm is not involved, lease commissions earned by the Company for a new lease typically range between 2% and 6% of minimum rent payable during the initial lease term depending upon the value of the lease. For renewal of an existing lease, such fees are generally 50% of a new lease commission. In sales and leases where a third-party broker is involved, the Company must typically share 50% of the commission it would have otherwise received with the third-party broker. The Company's brokerage sales professionals have typically received 50% of the Company's share of commissions before costs and expenses.

Corporate Services

  The Company provides corporate services to major corporations around the world. Corporate services include assisting corporations in developing and executing multiple-market real estate strategies and facilities management services. The Company's objective is to establish long-term relationships with corporations that require continuity in the delivery of high-quality, multi-market management services and strategic advisory services including acquisition, disposition and consulting services. Global competition, the focus on quality, "right-sizing" of corporate organizations and changes in management philosophy have all contributed to an increased interest in and reliance on outside third-party real estate service providers. Specifically, through contractual relationships, the Company assists major, multi-market companies in developing and executing real estate strategies as well as addressing specific occupancy and facilities management objectives. Corporate services coordinates the utilization of all the Company's various disciplines to deliver an integrated service to its clients. Essentially, corporate services expands a client's real estate department and supports most of the functions involved in a corporate real estate department.

  The Company's facilities management unit, specializes in the administration, management and maintenance of properties that are owned and occupied by large corporations and institutions, such as corporate headquarters, regional offices, administrative offices and manufacturing and distribution facilities, as well as tenant representation, capital asset disposition, strategic real estate consulting and other ancillary services for corporate clients. As of March 31, 1998, the Company had approximately 80 million square feet under facilities management.

  OPERATIONS. The Company's facilities management operations are organized into three geographic regions in the Eastern, Western and Central areas of the United States, with each geographic region comprised of consulting, corporate services and team management professionals who provide corporate service clients with a broad array of financial, real estate, technological and general business skills. In addition to providing a full range of corporate services in a contractual relationship, the facilities management group will respond to client requests generated by other Company business groups for significant, single-assignment acquisition, disposition and consulting assignments that may lead to long-term relationships.

  COMPENSATION. A typical corporate services agreement gives the Company the right to execute some or all of the client's future sales and leasing transactions. The commission rate with respect to such transactions frequently reflects a discount for the captive nature and large volume of the business.

  Under a typical facilities management agreement, the Company is entitled to receive management fees and reimbursement for its costs (such as costs of wages of employees providing direct services for the property whether or not on-site, capital expenditures, field office rent, supplies and utilities) incurred that are directly attributable to management of the facility. Payments for reimbursed expenses are set against those expenses and not included in revenue. In most instances, office space and furniture for the on-site office are provided by the client. Under certain facilities management agreements, the Company may also be entitled to an additional incentive fee which is paid if the Company meets certain performance criteria established in advance between the client and the Company. The management fee in most cases is based upon a fixed annual amount per square foot of the facility managed.

  TERM. A typical corporate services agreement includes a stated term of at least one year and normally contains provisions for extension of the agreement. Agreements typically include a provision for cancellation by either party, upon notice, within a specified short time frame.

Institutional Management Services

  The Company provides value-added property management services for income-producing properties owned primarily by institutional investors and, as of March 31, 1998, managed approximately 206 million square feet of commercial space.

  Property management services include maintenance, marketing and leasing services for investor-owned properties, including office, industrial, retail and multi-family residential properties. Additionally, the Company provides construction management services, which relate primarily to tenant improvements. The Company works closely with its clients to implement their specific goals and objectives, focusing on the enhancement of property values through maximization of cash flow. The Company markets its services primarily to long-term institutional owners of large commercial real estate assets.

  OPERATIONS. The Company employs approximately 1,600 property management professionals. Most property management services are performed by management teams located on-site or in the vicinity of the properties they manage. This provides property owners and tenants with immediate and easily accessible service, enhancing client awareness of manager accountability. All personnel are trained and are encouraged to continue their education through both Company-sponsored and outside training. The Company provides each local office with centralized corporate resources including investments in computer software and hardware as described below under the caption "Information Technology." Property management personnel utilize state-of-the-art computer systems for accounting, marketing, and maintenance management.

  COMPENSATION. Under a typical property management agreement, the Company will be entitled to receive management fees and lease commissions. The management fee in most cases is based upon a formula which gives the Company either a certain amount per square foot managed or a specified percentage of the monthly gross rental income collected from tenants occupying the property under management. Where rent is used as the basis for the fee, the fee will increase and decrease as building rents and occupancies increase and decrease. Many of these property management agreements also include a stated minimum management fee. The Company also may be entitled to reimbursement for costs incurred that are directly attributable to management of the property. Reimbursable costs, which are not included in the Company's revenue, include the wages of on-site employees and the cost of field office rent, furniture, computers, supplies and utilities. The Company pays its property management professionals a combination of salary and incentive-based bonuses. Lease commissions, which are paid in addition to the management fee, are similar to those described for brokerage services. Revenue from leasing services provided to the Company's property management clients is reflected in brokerage rather than property management revenue since brokerage professionals are normally engaged to accomplish the leasing.

  TERM. A typical property management agreement contains an evergreen provision which provides that the agreement remains in effect for an indefinite period, but enables the property owner to terminate the agreement upon 30 days prior written notice, which the Company believes to be customary in the commercial real estate industry.

Financial Services

  Mortgage Banking

  The Company provides its mortgage origination and mortgage loan servicing through L. J. Melody, which was acquired in July 1996 and is based in Houston, Texas. The Company originated approximately $3.5 billion of mortgages in 1997. As part of these origination activities, the Company has special conduit arrangements with affiliates of Merrill Lynch & Co., Citicorp, NationsBank, Heller Financial and Deutche Morgan Grenfell which permit it to service the mortgage loans which it originates. Under these arrangements, the Company generally originates mortgages in its name, makes limited representations and warranties based upon representations made to it by the borrower or another party and immediately sells them into a conduit program. The Company may originate mortgages into other conduit programs where it does not have servicing rights. The Company originates and services loans for Federal Home Loan Mortgage Corp. ("Freddie Mac") and is a major mortgage originator for insurance companies having originated mortgages in the names of the insurance companies valued at approximately $2.0 billion in 1997. The Company has correspondent arrangements with various life insurance companies and pension funds which entitle it to service the mortgage loans it originates. As of December 31, 1997, the Company serviced mortgage loan portfolios of approximately $7.6 billion and as a result of the North Coast and Cauble acquisitions currently services portfolios in excess of $9.0 billion.

  OPERATIONS. The Company employs approximately 55 mortgage banking professionals in 20 offices in the United States. The Company's mortgage loan originations take place throughout the United States, with support from L. J. Melody's headquarters in Houston, Texas. The Company's mortgage loan servicing primarily is handled by L. J. Melody in Houston, Texas. In February 1998, L.
J. Melody acquired Cauble and Company of Carolina for approximately $2.2 million, and substantially all of the assets of North Coast Mortgage Company for approximately $3.3 million, both regional mortgage banking firms. These acquisitions give the Company a stronger presence in the Southeast (North Carolina and South Carolina) and Northwest (Washington and Oregon) regions of the United States with respect to its mortgage banking services.

  COMPENSATION. The Company typically receives origination fees, ranging from 0.5% for large insurance company mortgage loans to 1.0% for most conduit mortgage loans. In addition, the Company can earn special incentive fees from various conduit programs. In 1997 the Company received approximately $1.3 million from such incentives. In situations where the Company services the mortgage loans which it originates, it also receives a servicing fee between
 .03% and .25%, calculated as a percentage of the outstanding mortgage loan balance. These correspondent agreements generally contain an evergreen provision with respect to servicing which provides that the agreement remains in effect for an indefinite period, but enables the lender to terminate the agreement upon 30 days prior written notice, which the Company believes to be a customary industry termination provision. The Company also originates mortgage loans on behalf of conduits and insurance companies for whom it does not perform servicing. The Company's client relationships have historically been long term. The Company pays its mortgage banking professionals a combination of salary, commissions and incentive-based bonuses which typically average approximately 50% of the Company's loan origination fees.

  Investment Properties

  Since 1992, investment properties has provided sophisticated strategic planning for, and execution of, acquisitions and sales of income-producing properties for its clients. In 1997, the Company completed approximately 1,240 investment property transactions with an aggregate value of over $9.4 billion, generating total revenues of approximately $150 million. On behalf of property owners seeking to dispose of investment properties, the Company strives to ensure that the owner achieves the maximum value in the minimum amount of time by providing services which include (i) accessing the Company's proprietary databases and other information sources to provide real-time knowledge of available properties, completed comparable transactions, real estate market trends, and active investors in the market, and to assist with valuation and buyer identification, and (ii) designing the appropriate marketing strategy that allows the owner to target probable buyers or buyer categories. On behalf of prospective investors, access to the same sources of information provides the Company's clients with a competitive advantage by enabling the Company's professionals (i) to identify the geographic areas and specific properties which are most suitable for the investor and (ii) to advise investors in negotiations and due diligence. REI's Richard Ellis operations around the globe had significant investment sales in 1997. The Company believes that the combination of the two investment property programs will be highly attractive to buyers and sellers of investment properties.

  OPERATIONS. As of December 31, 1997, the Company employed approximately 300 investment properties professionals who exclusively handle acquisitions and sales of investment properties and are located in 90 offices in the United States.

  A team of professionals with expertise within a given market and property type is assembled for each investment properties assignment to best accomplish the client's objectives. As necessary, the team may also include professionals from the Company's other disciplines. On larger and more complex assignments, the Company's financial consulting professionals provide sophisticated financial and analytical resources to the client, the marketing team and the investor. These services provide the client with in-depth analyses of transaction specific data as well as real estate market data.

  COMPENSATION. Under the typical investment properties agreement, the Company is entitled to receive sale commissions, which are calculated as a percentage of sales price and are generally earned by the Company at the close of escrow. In cases where another real estate broker is not involved, sale commissions earned by the Company typically range from 1% to 6% of the sales price, with the rate of commissions generally declining as the sales price increases. In cases where another firm is involved in the transaction, the Company must typically share up to 50% of the commission it would have otherwise received with the other firm. The Company's investment properties professionals typically receive 50% of the Company's commission before costs and expenses.

  Investment Management and Investment Products

  The investment advisory and investment activities of the Company are divided into two parts--Westmark and CBC Global Capital Markets. Westmark continues to focus on providing advisory services to the pension fund community while CBC Global Capital Markets focuses on co-investment opportunities and the development of products to serve non-pension fund investors.

  OPERATIONS. As of December 31, 1997, Westmark managed approximately $4.5 billion in tax-exempt capital invested in more than 252 office, industrial and retail properties located in more than 46 major U.S. markets with an aggregate of more than 48 million square feet. Westmark's headquarters are located in Los Angeles and it maintains regional offices in Boston, Dallas, New York City and Washington, D.C. Westmark employs approximately 135 professionals who provide services, including market research and forecasting, acquisition strategy and implementation, portfolio strategy and management, and development and dispositions. Westmark's investors invest through separate accounts, commingled funds and real estate operating companies, including limited partnerships. Certain funds and separate accounts are subject to ERISA regulations and, with respect to such funds and accounts, Westmark is limited in its ability to employ any affiliated company, including the Company. Westmark has experienced significant growth in its separate accounts business and its commingled debt business simultaneously with a decline in its commingled equity business caused by adverse investor response to non-property specific commingled funds. The Company believes that in the future investors may react favorably to commingled equity funds which have liquidity and co-investment characteristics.

  CBC Global Capital Markets is focused on developing securitized investment products for clients and creating other investment strategies based on its market research. In 1996, CBC Global Capital Markets formed a relationship with Alliance Capital Management to manage investments in REIT securities for retail and institutional clients. Utilizing the Company's proprietary research tools, the Alliance REIT Fund currently manages approximately $800 million in assets, of which $575 million was raised in 1997. CBC Global Capital Markets is considering the development of investment programs for international real estate securities, securitized commercial mortgage debt and other specialized investment funds.

  COMPENSATION. Westmark's fees are typically higher for managing commingled and other funds than they are for separate accounts, but all of the fees are within the ranges indicated below. Westmark receives an annual asset management fee which is typically 0.5% to 1.2% of the lower of the cost of the assets managed or their fair market value. When debt is managed, the asset management fee is at the lower end of the range. Westmark also receives an acquisition fee when it acquires property or places debt on behalf of a client that is typically 0.5% to 1.0% of funds invested or debt placed (the placement fee for debt is at the low end of this range). In some, but not all cases, Westmark receives an incentive fee when an asset or a fund is sold. Typically, the incentive fee will only be payable after the client has achieved a specified real (adjusted for inflation) rate of return of 8% to 12% and is a percentage of value in excess of that return. In recent years, Westmark has experienced reduced rates of asset management and acquisition fees.

  CBC Global Capital Markets' fees for managing investments will vary depending on product type. For the REIT investment business, CBC Global Capital Markets shares the total fees with Alliance Capital Management with the gross income to the Company ranging from 0.20% to 0.25% of assets under management.

  TERM. The term of Westmark's advisory agreements vary by the form of investment vehicle utilized. In the commingled funds, the term is generally 10 years with extension and early termination provisions based upon a vote of the investors. Over the next several years several commingled funds formed in the 1980s will be liquidated. In the Company's separate account relationships, the agreements are generally one to three years in term, with "at will" termination provisions. In general, both the capital managed by Westmark and its client relationships are long-term in nature.

  Valuation and Appraisal Services

  The Company's valuation and appraisal services business delivers sophisticated commercial real estate valuations through a variety of products including market value appraisals, portfolio valuation, discounted cash flow analyses, litigation support, feasibility land use studies and fairness opinions. At December 31, 1997, the Company's appraisal staff had more than 92 professionals with approximately 50% of the staff holding the MAI professional designation. The business is operated nationally through 25 regional offices and its clients are generally corporate and institutional portfolio owners and lenders. In 1997, the Company performed more than 3,600 valuation and appraisal assignments.

  Real Estate Market Research

  Real estate market research services are provided by 13 professionals in Boston, Massachusetts employed by CB Commercial/Torto Wheaton Research. Real estate market research services are provided to the Company's other businesses as well as sold to third-party clients and include (i) data collection and interpretation, (ii) econometric forecasting, and (iii) evaluating marketing opportunities and portfolio risk for institutional clients within and across U.S. commercial real estate markets. The Company's publications and products provide real estate data for more than 50 of the largest MSAs in the United States and are sold on a subscription basis to many of the largest portfolio managers, insurance companies and pension funds in the United States. The CB Commercial National Real Estate Index also compiles proprietary market research for nearly 60 major urban areas nationwide, reporting benchmark market price and rent data for office, light industrial, retail, and apartment properties, and tracking the property portfolios of 135 of the largest real estate investment trusts.

TERMINATION OF INTERNATIONAL ALLIANCES

  In response to growing cross-border capital flows for investment in commercial real estate, and the multi-national strategies of the Company's U.S. corporate clients, the Company developed exclusive alliances with leading firms in various countries in Europe, the Far East and Southeast Asia, Australia and New Zealand. The relationships with DTZ, a consortium of 20 real estate advisory firms operating in 15 countries in Europe as well as in Australia, New Zealand and elsewhere, C.Y. Leung & Company, a locally-owned firm operating in Hong Kong, China, Singapore and Malaysia, and Ikoma Corporation, a commercial real estate services firm in Japan, allowed the Company to provide global corporate service capabilities and significantly strengthen its client relationships in the United States. However, in 1997, as part of its evaluation of the Koll acquisition, the Company concluded that it could not deliver consistent, high quality services around the globe except through a commonly owned and commonly managed structure. The Company approached its alliance partners with a view to common ownership and management but could not reach agreement with them and gave notice terminating the alliance agreements effective April 15, 1998. The Company then began discussions with REI Limited which were finalized in early 1998. The alliance relationships were reciprocal referral arrangements whereby the Company's clients who required services in a geographical region serviced by its alliance partners had to be referred by the Company to its alliance partner operating in that region. Revenues from the alliance agreements have historically represented a small portion of total revenues.

INFORMATION TECHNOLOGY

  In order to enhance the quality of its real estate services and improve the productivity of its employees, the Company has invested in state-of-the-art computer and telecommunication systems to provide real-time real estate information and sophisticated presentation and analysis tools. The Company's information technology group ("IT Group"), headquartered in Torrance, California, employs 100 professionals that operate the Company's data center, develops custom programs, implements special systems software, and provides support for hardware and software utilized in the Company's national network of offices.

  The Company has adopted computer hardware and software standards to maintain the consistency and quality of its real estate services. Each office is connected directly to the Company's wide area network for real-time access to the Company's centralized databases, customized software applications and electronic communications systems.

  By special arrangement, some of the Company's clients have remote modem access to selected client-customized software applications, and the CB Commercial Web Site has also given clients direct access through the CB Internet home page. These systems allow clients to gain access to various levels of information, maintain day-to-day contact with the Company's professionals, and track and monitor property acquisition and disposition activities and property portfolios.

  Year 2000 Computer Issues

  The Company's accounting systems (both for the Company and for its property and facilities management clients), information technology systems and embedded (elevator, HVAC, etc.) systems are all subject to potential problems relating to the inability of such systems to recognize the year 2000. The Company believes that its accounting systems will be year 2000 compliant by the end of 1998 but that its information technology and embedded systems may not be year 2000 compliant until sometime in 1999. There is no assurance that the Company can meet these schedules and if it does not, the result would be material and adverse.

COMPETITION

  The market for commercial real estate brokerage and other real estate services provided by the Company is both highly fragmented and highly competitive. Thousands of local commercial real estate brokerage firms and hundreds of regional commercial real estate brokerage firms have offices in the United States. The Company believes that no more than two other major firms have the ability to compete nationally with the Company's brokerage business and that the Company's national brokerage network enables it to compete effectively with these organizations. Most of the Company's competitors are local or regional firms that are substantially smaller than the Company on an overall basis, but in some cases may be larger locally.

  L. J. Melody competes with a large number of mortgage banking firms and institutional lenders as well as regional and national investment banking firms and insurance companies in providing its mortgage banking services. Appraisal services are provided by other national, local and regional appraisal firms and national and regional accounting firms. Consulting services are provided by numerous commercial real estate firms (national, regional and local), accounting firms, appraisal firms and others.

  The Company's property management business competes for the right to manage properties controlled by third parties. The competitor may be the owner of the property (who is trying to decide the efficiency of outsourcing) or another property management company. Increasing competition in recent years has resulted in having to provide additional services at lower rates, thereby eroding margins. In 1996, however, rates stabilized and, in some cases, increased.

  Westmark competes with a significant number of investment advisors, banks and insurance companies in attracting investor money. Over the last several years, Westmark experienced growth in its separate accounts and its commingled debt funds, but not in its commingled equity funds.

  In all of its business disciplines, the Company competes on the basis of the skill and quality of its personnel, the variety of services offered, the breadth of geographic coverage and the quality of its infrastructure, including technology.

EMPLOYEES

  As of December 31, 1997, the Company had approximately 6,700 employees. All of the Company's sales professionals are parties to contracts with the Company which subject them to the Company's rules and policies during their employment and limit their post-employment activities in terms of soliciting clients or employees of the Company. The Company believes that relations with its employees are good.

PROPERTIES

  The Company owns its headquarters building in downtown Los Angeles, California. In addition to the Company's headquarters, the Company owns three smaller office buildings in Phoenix, Arizona, San Diego and Carlsbad, California. The Company occupies the San Diego and Carlsbad properties.

  The Company also leases office space on terms that vary depending on the size and location of the office. The leases expire at various dates through 2007. For those leases that are not renewable, the Company believes there is adequate alternative office space available at acceptable rental rates to meet its needs, although the rental rates in some markets may adversely affect the Company's profits in those markets.

LEGAL PROCEEDINGS

  In August 1993, a former commissioned sales person of the Company filed a lawsuit against the Company in the Superior Court of New Jersey, Bergen County, alleging gender discrimination and wrongful termination by the Company. On November 20, 1996, a jury returned a verdict against the Company, awarding $6.5 million in general and punitive damages to the plaintiff. Subsequently, the trial court awarded the plaintiff $638,000 in attorneys' fees and costs. Following denial by the trial court of the Company's motions for new trial, reversal of the verdict and reduction of damages, the Company filed an appeal of the verdict and requested a reduction of damages and an appellate ruling is expected in late 1998 or early 1999. The Company has established reserves for this case, and management believes the reserves are adequate as of December 31, 1997. Based on available cash and anticipated cash flows, the Company believes that the ultimate outcome will not have an impact on the Company's ability to carry on its operations.

  In addition, as a result of the thousands of transactions in which the Company participates and its employment of over 6,700 people, it is a party to a number of pending or threatened lawsuits, arising out of or incident to the ordinary course of its business. At any given time, the Company typically is a defendant in 175 to 200 legal proceedings and a plaintiff in 50 to 75 legal proceedings. Management believes that any liability to the Company, net of insurance proceeds, that may result from proceedings to which it is currently a party will not have a material adverse effect on the consolidated financial position or results of operations of the Company.

  As part of its process of minimizing, to the extent possible, potential litigation, the Company requires its sales professionals to agree to contribute each month toward a "Reserve Account" to be used whenever a claim of professional liability is asserted. In addition, each sales professional contractually agrees to be responsible for a portion of any amount paid to defend or settle a claim against that professional or for any resulting judgment.

  CBC's executive offices are located at 533 South Fremont Avenue, Los Angeles, California 90071-1712 and its telephone number is (213) 613-3123.

                                USE OF PROCEEDS

  The Company will not receive any proceeds from the sale of the Shares registered hereby which are sold by the Selling Shareholders. All proceeds from the sale of such Shares will be for the accounts of the Selling Shareholders. See "Selling Shareholders."

  The Company intends to use the net proceeds from any sale of Securities by it pursuant hereto to pay for acquisitions, to pay down indebtedness under its revolving credit agreement and for general working capital purposes.

                      RATIO OF EARNINGS TO FIXED CHARGES

  The following table sets forth the ratios of earnings to fixed charges for the Company for the periods indicated:

                                                      YEAR ENDED DECEMBER 31
                                                   ----------------------------
                                                   1997  1996  1995  1994  1993
                                                   ----- ----- ----- ----- ----
   Ratio of earnings to fixed charges............. 3.01x 1.84x 1.28x 1.40x  (1)

--------
(1) The Company's earnings were not sufficient to cover its fixed charges requirements by $37.0 million for December 31, 1993.

                             SELLING SHAREHOLDERS

  The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock by each Selling Shareholder as of the closing date of the REI acquisition. To the Company's knowledge, no Selling Shareholder holds any shares of the Company's Common Stock other than that indicated below, all of which is being registered pursuant hereto. Thus, assuming the sale of all the Shares offered pursuant hereto none of the Selling Shareholders will hold any of the Company's Common Stock. The only Selling Shareholder who has had a material relationship with the Company in the past three years is AP KMS II, LLC ("AP"). AP was entitled to nominate one director to the Board of Directors of the Company following the Koll acquisition. Ricardo Koenigsberger, the director so nominated, was elected and is entitled to hold office until the next election of the Board of Directors of the Company (scheduled to take place at the 1998 Shareholders' Meeting).

                                     SHARES                          SHARES
                                  BENEFICIALLY                    BENEFICIALLY
                                 OWNED PRIOR TO                   OWNED AFTER
                                   OFFERING(1)   SHARES OFFERED     OFFERING
                                 --------------- BY EACH SELLING --------------
                                 NUMBER  PERCENT   SHAREHOLDER   NUMBER PERCENT
                                 ------- ------- --------------- ------ -------
AP KMS II, LLC.................. 216,864  1.15       216,864        0       0
AP KMS Partners, L.P............ 295,975  1.57       295,975        0       0
Miguel Alonso Echegaray.........   1,163    *          1,163        0       0
Jeremy C. Alpe..................  31,210    *         31,210        0       0
Clive N. G. Arding..............  28,055    *         28,055        0       0
Clive N. G. Arding and Mary G.
 Arding.........................  10,471    *         10,471        0       0
Gerard Aubert...................  21,493    *         21,493        0       0
Eric Auterbe....................   2,203    *          2,203        0       0
Bacon & Woodrow Trust Company
 (C.I.) Limited.................  44,156    *         44,156        0       0
Michael J. Bamber...............  21,132    *         21,132        0       0
Antyony M. N. Barron............   1,745    *          1,745        0       0
Tom Bartlett....................      91    *             91        0       0

                              SHARES                         SHARES
                           BENEFICIALLY                   BENEFICIALLY
                          OWNED PRIOR TO                  OWNED AFTER
                           OFFERING(1)   SHARES OFFERED     OFFERING
                          -------------- BY EACH SELLING --------------
                          NUMBER PERCENT   SHAREHOLDER   NUMBER PERCENT
                          ------ ------- --------------- ------ -------
Alejandro Bazet.........     573     *          573         0       0
Glenn Bechtel...........   1,943     *        1,943         0       0
Valeria Belinszki.......      84     *           84         0       0
Anuradha Beri...........     804     *          804         0       0
Donald H. Bodel.........  10,054     *       10,054         0       0
John Bowerman...........   1,246     *        1,246         0       0
Philippe Bresteau.......   2,792     *        2,792         0       0
Feroze Bundhun..........   1,291     *        1,291         0       0
Richard Graves Butler...   5,007     *        5,007         0       0
CN Limited..............  20,055     *       20,055         0       0
Patrick Callesen........   3,467     *        3,467         0       0
Walter Cardoso..........  20,279     *       20,279         0       0
Thomaz Valladao Catunda.     922     *          922         0       0
Dinesh Chandiok.........   8,024     *        8,024         0       0
Ram Chandnani...........     357     *          357         0       0
Tom Cheung..............     364     *          364         0       0
Cicihold Pty Ltd........   1,703     *        1,703         0       0
Kim Jonathan Clarkson...     549     *          549         0       0
A. John Corbett.........   1,611     *        1,611         0       0
Brian W. Cox............     458     *          458         0       0
James A. D. Croft.......  38,896     *       38,896         0       0
Marc Crowe..............     608     *          608         0       0
Paul Dale...............     183     *          183         0       0
Angelique de Rouge......   3,232     *        3,232         0       0
Thom C. Dijksman........   3,979     *        3,979         0       0
Luis A. Donaldson.......  20,290     *       20,290         0       0
Martin Donaldson........     859     *          859         0       0
Bruno Dupont............     350     *          350         0       0
Phil Duval..............   1,006     *        1,006         0       0
Stephen B. G. Ellis.....   6,881     *        6,881         0       0
Andrew Evans............   1,004     *        1,004         0       0
Simon Fairfax...........     349     *          349         0       0
John Falkiner...........   1,642     *        1,642         0       0
Fernando M. G. de Faria.   9,400     *        9,400         0       0
Eduardo Fernandez-
 Cuesta.................   7,853     *        7,853         0       0
Gerog Fichtinger........     746     *          746         0       0
N. H. Christopher
 Fleetwood-Bird.........     529     *          529         0       0
Jean-Pierre Forgeot.....   2,288     *        2,288         0       0
Christopher J. Fossick..  11,270     *       11,270         0       0
Yukio Furuta............   1,747     *        1,747         0       0
Alfonso Galobart Maronc.   1,735     *        1,735         0       0
Jaime Garcia del Rio....   2,387     *        2,387         0       0
Janet S. Goatly.........   3,232     *        3,232         0       0
Pauline Goh.............  11,959     *       11,959         0       0
John Gomez Hall.........  25,306     *       25,306         0       0
Bruce M. Gray-Buchanan..   4,265     *        4,265         0       0
Michaela Grunstejdl.....     746     *          746         0       0
D. Mike Hannan..........   1,767     *        1,767         0       0

                                       SHARES                         SHARES
                                    BENEFICIALLY                   BENEFICIALLY
                                   OWNED PRIOR TO                  OWNED AFTER
                                    OFFERING(1)   SHARES OFFERED     OFFERING
                                   -------------- BY EACH SELLING --------------
                                   NUMBER PERCENT   SHAREHOLDER   NUMBER PERCENT
                                   ------ ------- --------------- ------ -------
Brian N. Harris..................   6,061     *        6,061         0       0
Brian N. Harris & Mrs. Rosalyn M.
 Harris..........................   5,509     *        5,509         0       0
Brian N. Harris & Mrs. Rosalyn M.
 Harris &
 Mr. Peter R. Davies.............   4,763     *        4,763         0       0
Marco S. C. Hekman...............   4,758     *        4,758         0       0
Francoise Heraud.................   3,232     *        3,232         0       0
Brian Hose.......................     698     *          698         0       0
Andrew J.M. Huntley..............  11,548     *       11,548         0       0
Andrew John Mack Huntley and
 Mrs. Juliet Vivian Huntley......   9,218     *        9,218         0       0
Andrew Jamson....................   2,041     *        2,041         0       0
Michael Janotta..................   2,239     *        2,239         0       0
Neville Jensen...................   1,255     *        1,255         0       0
Kannalink Pty Limited............   8,372     *        8,372         0       0
Supreet Kaur.....................     315     *          315         0       0
Yasuo Kawakami...................   1,734     *        1,734         0       0
Martin Kaye......................   2,014     *        2,014         0       0
Christoipher Keenan..............     291     *          291         0       0
Klaus Keil.......................   2,892     *        2,892         0       0
Davdi A. Kennedy.................   4,030     *        4,030         0       0
Arvind Khanna....................     539     *          539         0       0
Chan Fook Kheong.................   1,144     *        1,144         0       0
Corrine Koh......................     759     *          759         0       0
Cora M. Kok......................   2,074     *        2,074         0       0
William Kreuger..................   6,238     *        6,238         0       0
Angela Kyster....................     113     *          113         0       0
Keremy N. Lake...................   3,866     *        3,866         0       0
Alan Lee.........................   1,816     *        1,816         0       0
K. W. Lee........................     672     *          672         0       0
Leitha Holdings Pty
 Superannuation Fund.............   2,321     *        2,321         0       0
Jose Antonio Leon Gondalez.......   8,049     *        8,049         0       0
Dominic Leung....................  16,964     *       16,964         0       0
Hiaw Ho Li.......................   5,811     *        5,811         0       0
Lay See Lim......................   1,451     *        1,451         0       0
Andrew Liu.......................     243     *          243         0       0
Michael Loeckx...................     395     *          395         0       0
See Hong Long....................      91     *           91         0       0
Roger D. Lucas...................  23,830     *       23,830         0       0
Anshuman Magazine................     804     *          804         0       0
Dino Mancini.....................   1,047     *        1,047         0       0
Rob J. C. Mans...................   4,535     *        4,535         0       0
Gavin Page Martin................   2,648     *        2,648         0       0
Lester D. J. Martin..............  10,972     *       10,972         0       0
Luis Martinez....................   1,432     *        1,432         0       0
Enrique Martinez Laguna..........   1,163     *        1,163         0       0
Gaetan Mary......................   3,232     *        3,232         0       0
Charles A. Mataure...............   1,077     *        1,077         0       0

                                       SHARES                         SHARES
                                    BENEFICIALLY                   BENEFICIALLY
                                   OWNED PRIOR TO                  OWNED AFTER
                                    OFFERING(1)   SHARES OFFERED     OFFERING
                                   -------------- BY EACH SELLING --------------
                                   NUMBER PERCENT   SHAREHOLDER   NUMBER PERCENT
                                   ------ ------- --------------- ------ -------
Sean Maxell.......................    119     *          119         0       0
Luis Gonzaga Soares Mayor.........  9,996     *        9,996         0       0
Mayfair S.A.R.L...................  4,848     *        4,848         0       0
Tom McCallum......................    549     *          549         0       0
Michelle McKellar.................  2,254     *        2,254         0       0
Jan McNally.......................    384     *          384         0       0
Dan McVay.........................    916     *          916         0       0
Anthony P. McVeigh................ 11,047     *       11,047         0       0
Herve Miliotis....................  4,439     *        4,439         0       0
Ian A. C. Mitchell................    924     *          924         0       0
Marcos L. B. Montandon............  9,698     *        9,698         0       0
Kishore Moorjani..................    804     *          804         0       0
H. Scott Morgan................... 23,490     *       23,490         0       0
Douglas F. F. Munro...............  6,870     *        6,870         0       0
Unthika Naiyaruxsaeree............    376     *          376         0       0
Andrew Ness.......................    297     *          297         0       0
Tom Ng............................    364     *          364         0       0
Yumiko Nishio.....................  1,996     *        1,996         0       0
Sergio Ricardo Paciullo...........    717     *          717         0       0
Manuel Palencia Cortes............  1,090     *        1,090         0       0
Gines Palencia Cortes.............    174     *          174         0       0
Elizabeth Parry...................    804     *          804         0       0
Aliwassa Pathuadabutr.............  3,648     *        3,648         0       0
D. N. Idris Pearce................  9,759     *        9,759         0       0
Alberto Rabalinho Senra Pecanha...    922     *          922         0       0
Wilson A. Penman..................    814     *          814         0       0
Penticton Investments Inc......... 27,347     *       27,347         0       0
Victor J. Perez Arias.............  9,278     *        9,278         0       0
Dino Piccini......................  4,127     *        4,127         0       0
Franc Pigna.......................  1,537     *        1,537         0       0
Pine Consulting Corporation.......  1,245     *        1,245         0       0
Dominic G. Pirard.................    725     *          725         0       0
David Pitcher.....................  2,036     *        2,036         0       0
James Robert Pitchon..............  6,052     *        6,052         0       0
Francis J. Pons................... 74,143     *       74,143         0       0
Javier Prades Rebato.............. 10,502     *       10,502         0       0
Jose Puig de la Bellacasa.........  4,745     *        4,745         0       0
Qingpu Holdings PLC...............  1,047     *        1,047         0       0
Harald Rank.......................    746     *          746         0       0
Richard G. Ray....................  1,407     *        1,407         0       0
William Rea.......................    938     *          938         0       0
W. Rea Pty Ltd....................  1,188     *        1,188         0       0
David H. Read.....................  2,413     *        2,413         0       0
PD Realty Pty Ltd.................  3,301     *        3,301         0       0
Christopher Redman................  1,044     *        1,044         0       0
Michael Rhyddrech.................  1,440     *        1,440         0       0
Andreas Ridder....................  9,376     *        9,376         0       0
Spencer G. Roberts................    432     *          432         0       0
Lionello Rosina...................    645     *          645         0       0

                                       SHARES                         SHARES
                                    BENEFICIALLY                   BENEFICIALLY
                                   OWNED PRIOR TO                  OWNED AFTER
                                    OFFERING(1)   SHARES OFFERED     OFFERING
                                   -------------- BY EACH SELLING --------------
                                   NUMBER PERCENT   SHAREHOLDER   NUMBER PERCENT
                                   ------ ------- --------------- ------ -------
Rod Routh........................   1,817     *        1,817         0       0
David A. Runciman................  37,650     *       37,650         0       0
Graeme Stuart Russell............     916     *          916         0       0
Gary E. Ryan.....................   8,651     *        8,651         0       0
Patrick Sabban...................   3,232     *        3,232         0       0
Moffatt Sanders..................   3,864     *        3,864         0       0
Annop Sangprasit.................     697     *          697         0       0
Jerry T. Scott...................   3,806     *        3,806         0       0
Pedro M. F. C. Seabra............  18,740     *       18,740         0       0
G. John Selman...................  20,216     *       20,216         0       0
Willy Y. P. Shee.................  17,720     *       17,720         0       0
Hwee Yan Sim.....................   1,451     *        1,451         0       0
David C. Simister................  12,639     *       12,639         0       0
David A. Sizer...................  26,179     *       26,179         0       0
David A. Sizer & Mrs. Janet M
 Sizer...........................  13,041     *       13,041         0       0
Wayne Richard Smith..............     349     *          349         0       0
Su Lin Soon......................   4,080     *        4,080         0       0
Sounds Excellent Limited.........  39,071     *       39,071         0       0
Brian Spence, David A. Wright and
 Massimo Papini..................   1,845     *        1,845         0       0
Christopher Steel................   3,013     *        3,013         0       0
Michael Steur....................   1,639     *        1,639         0       0
Superseven Limited...............   6,473     *        6,473         0       0
Anthony P. Sutcliffe.............   4,146     *        4,146         0       0
Jason Tam........................     364     *          364         0       0
Joseph Tan.......................     778     *          778         0       0
Ayumi Tanaka.....................     620     *          620         0       0
Sumalee Tavivaradilok............     697     *          697         0       0
It Tuan Tay......................     778     *          778         0       0
Threshold Pty Ltd................   1,554     *        1,554         0       0
Albert Tong......................   8,701     *        8,701         0       0
Pedro P. Toscano.................   2,077     *        2,077         0       0
Roberto Trella...................   6,802     *        6,802         0       0
William J. Tucker................   1,943     *        1,943         0       0
Mark Alfred Turnbull.............   1,076     *        1,076         0       0
Edoardo Vigano...................   9,558     *        9,558         0       0
Juan Carlos Vidosola.............     307     *          307         0       0
Alan Anthony Vincent.............   2,307     *        2,307         0       0
Vysden Pty Ltd...................   1,208     *        1,208         0       0
Asharawan Wachananont............     697     *          697         0       0
Waterways Inc....................  15,157     *       15,157         0       0
Felix Wehrli.....................   2,792     *        2,792         0       0
Michael D. G. Wheldon............  16,558     *       16,558         0       0
M. D. G. Wheldon, Mrs. C. G.
 Wheldon, Ms. J. L. Wheldon
 (Trustees of the Wheldon
 Charitable Trust)...............   1,931     *        1,931         0       0
M. D. G. Wheldon, Mrs. C. G.
 Weldon, Ms. J. L. Wheldon
 (Trustees for the Life Interest
 Settlement).....................  16,558     *       16,558         0       0
Ian J. White.....................  14,824     *       14,824         0       0
Brian R. White...................   7,787     *        7,787         0       0

                                      SHARES                         SHARES
                                   BENEFICIALLY                   BENEFICIALLY
                                  OWNED PRIOR TO                  OWNED AFTER
                                   OFFERING(1)   SHARES OFFERED     OFFERING
                                  -------------- BY EACH SELLING --------------
                                  NUMBER PERCENT   SHAREHOLDER   NUMBER PERCENT
                                  ------ ------- --------------- ------ -------
Barry D. White................... 40,380     *       40,380         0       0
Robert J. F. Wildman............. 21,088     *       21,088         0       0
R. J. F. Wildman, R. C. Wildman
 and R. M. Peters
 (As Trustees of the 1998 AJFW
 Settlement).....................  5,235     *        5,235         0       0
R. J. F. Wildman, R. C. Wildman
 and R. M. Peters
 (As Trustees of the 1998 VJW
 Settlement).....................  3,370     *        3,370         0       0
R. J. F. Wildman, R.C. Wildman
 and R. M. Peters
 (As Trustees of the 1998 MCW
 Settlement).....................  3,370     *        3,370         0       0
L. Alan Wilson................... 27,226     *       27,226         0       0
L. A. Wilson and Mrs. A. J.
 Wilson (Trustees of the Wilson
 Children's Trust)...............  8,377     *        8,377         0       0
David A. Wright, John D. Wright
 and Jeffrey Spinks..............  2,718     *        2,718         0       0
Corinne Yap Suchen...............    344     *          344         0       0
Teresa Yeo.......................  1,451     *        1,451         0       0
Siddharth Yog....................    357     *          357         0       0
Gerald R. Younce.................  6,571     *        6,571         0       0
Ramon Zorilla.................... 25,306     *       25,306         0       0

--------
 * Less than 1%.

(1) To the Company's knowledge, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable.

                      DESCRIPTION OF THE DEBT SECURITIES

GENERAL

  The Company may offer under this Prospectus Debt Securities. The Debt Securities will represent unsecured general obligations of the Company, and will be subordinate in right of payment to certain other debt obligations of the Company. The Debt Securities may be issued under an indenture (the "Indenture") substantially in the form filed as an exhibit to the Registration Statement. The Indenture will not limit the amount of Debt Securities that may be issued thereunder, and will provide that Debt Securities may be issued thereunder up to an aggregate principal amount authorized from time to time by the Company and may be payable in any currency or currency unit designated by the Company. The following summary of certain provisions in the Indenture pursuant to which Debt Securities are issued or in the Debt Security, as the case may be, does not purport to be complete. Such summary makes use of certain terms defined in the Indenture and is qualified in its entirety by reference to the form of Indenture filed as an exhibit to the Registration Statement.

  Reference is made to the applicable Prospectus Supplement for any series of Debt Securities for the following terms: (1) the designation of such series of Debt Securities, (2) the aggregate principal amount of such series of Debt Securities, (3) the stated maturity or maturities for payment of principal of such series of Debt Securities and any sinking fund or analogous provisions,
(4) the rate or rates at which such series of Debt Securities shall bear interest or the method of calculating such rate or rates of interest and the interest payment dates for such series of Debt Securities, (5) the currencies or currency units in which principal of and interest and any premium on such series of Debt Securities shall be payable (if other than U.S. Dollars), (6) the redemption date or dates, if any, and the redemption price or prices and other applicable redemption provisions for such securities of Debt Securities,
(7) whether such series of Debt Securities shall be issued as one or more global debt securities ("Global Debt Securities"), and, if so, the identity of the Depositary (the "Debt Depositary") for such Global Debt Security or Debt Securities, (8) if not issued as one or more Global Debt Securities, the denominations in which such series of Debt Securities shall be issuable (if other than denominations of $1,000 and any integral multiple thereof), (9) the date from which interest on such series of Debt Securities shall accrue, (10) the basis upon which interest on such series of Debt Securities shall be computed (if other than on the basis of a 360-day year of twelve 30-day months), (11) if other than the principal amount thereof, the portion of the principal amount of such series of Debt Securities which shall be payable upon declaration of acceleration of the maturity thereof pursuant to the Indenture,
(12) if other than the Trustee for the Debt Securities (the "Trustee"), the person or persons who shall be registrar for such series of Debt Securities,
(13) the Record Date, (14) the identity of the Trustee, (15) any additional Events of Default and any covenants of the Company with respect to a series of Debt Securities, (16) whether the Debt Securities are convertible into or exchangeable for securities of the Company or Third Party Securities (as herein defined), and the terms of such conversion or exchange, (17) whether the Debt Securities will be issued at an Original Issue Discount and a description of such discount, and (18) any other term or provision relating to such series of Debt Securities which is not inconsistent with the provisions of the Indenture.

  Except as described in this Prospectus or the accompanying Prospectus Supplement, the Indenture does not contain any covenants specifically designed to protect holders of the Debt Securities (the "Holders") against a reduction in the creditworthiness of the Company in the event of a highly leveraged transaction or to prohibit other transactions which may adversely affect Holders of the Debt Securities.

EVENTS OF DEFAULT

  The Indenture defines an "Event of Default" with respect to any particular series of the Debt Securities as being any one of the following events: (1) default in the payment of interest on any Debt Security of that series and the continuance of such default for a period of 30 days; (2) default in the payment of the principal of or any premium on any Debt Security of such series when due whether at maturity, by proceedings for redemption, by declaration or otherwise; (3) default in the satisfaction of any sinking fund payment obligation relating to such series of Debt Securities, when due and payable;
(4) failure on the part of the Company to observe or perform in any material respect any other agreements or comments contained in the Debt Securities of such series, the

Indenture, or any supplemental indenture relating thereto, specifically contained for the benefit of the Holders of the Debt Securities of such series and continuance of the default for a period of 90 days after notice has been given to the Company by the Trustee, or to the Company and the Trustee by the Holders of not less than 25% in principal amount of such series and all other series so benefited (all series voting as one class) at the time outstanding under the Indenture, or any resolution of the Board of Directors (or an authorized committee thereof) of the Company under which the Debt Securities may have been issued and continuance of the default for the period and after the notice specified below; or (5) certain events of bankruptcy, insolvency or reorganization involving the Company.

  If an Event of Default occurs with respect to the Debt Securities of any one or more particular series and is continuing, the Trustee by notice to the Company, or the Holders of at least 25% in principal amount of all of the outstanding Debt Securities of each such series by notice to the Company and to the Trustee, may declare the principal amount (or, if the Debt Securities of any such series are original issue discount Debt Securities, such portion of the principal amount as may be specified in the terms of the such series) of all the Debt Securities of that particular series, together with any accrued interest, to be due and payable immediately.

  The foregoing provisions, however, are subject to the condition that if, at any time after the principal amount of the Debt Securities of any one or more series (or of all the Debt Securities, as the case may be) shall have been so declared due and payable, and before any judgment or decree for the payment of moneys due shall have been obtained or entered as hereinafter provided, the Company shall pay or shall deposit with the Trustee a sum sufficient to pay any matured installments of interest upon all the Debt Securities of such series (or upon all the Debt Securities, as the case may be) and the principal of any and all Debt Securities of such series (or of any and all the Debt Securities, as the case may be) which shall have become due otherwise than by declaration (with interest on overdue installments of interest to the extent permitted by law and on such principal at the rate or rates of interest borne by, or prescribed therefor in, the Debt Securities of such series to the date of such payment or deposit) and the amounts payable to the Trustee under the Indenture and any and all defaults under the Indenture with respect to Debt Securities of such series (or all Debt Securities, as the case may be), other than the non-payment of principal of and any accrued interest on Debt Securities of such series (or any Debt Securities, as the case may be) which shall have become due by declaration shall have been cured, remedied or waived as provided in the Indenture, then and in every such case the Holders of a majority in principal amount of the Debt Securities of such series (or of all the Debt Securities, as the case may be) then outstanding (such series or all series voting as one class if more than one series are so entitled) by written notice to the Company and to the Trustee, may rescind and annul such declaration and its consequences; but no such rescission and annulment shall extend to or shall affect any subsequent default, or shall impair any right consequent thereon.

  If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy by proceeding at law or in equity to collect the payment of principal or any premium or interest on the Debt Securities of the series to which the default relates or to enforce the performance of any provision of such series of Debt Securities or the Indenture.

  The Holders of a majority in principal amount of the outstanding Debt Securities of any series may waive any past Event of Default with respect to such series and its consequences, except a continuing default in the payment of the principal of or any redemption premium or interest on such Debt Securities or in respect of a covenant or provision of the Indenture which cannot be modified or amended without the consent of the Holder of each Debt Security so affected.

MODIFICATIONS OF THE INDENTURE

  The Indenture provides that the Company and the Trustee may enter into a supplemental indenture to amend the Indenture or the Debt Securities without the consent of any Holder of Debt Securities (1) to cure any ambiguity, defect or inconsistency; (2) to permit a successor to assume the Company's obligations under the Indenture as permitted by the Indenture; (3) to eliminate or change any provision of the Indenture if such does not adversely affect the rights of any Holder of outstanding Debt Securities; (4) to provide for the issuance of and establish the terms and conditions of Debt Securities of any series; (5) to add to the covenants of the Company further covenants, restrictions or conditions for the protection of the Holders of all or any particular series of Debt Securities and to make the occurrence or the occurrence and continuance of a default in any such additional covenants, restrictions or conditions an Event of Default permitting the enforcement of all or any of the several remedies provided in the Indenture; or (6) to appoint, at the request of the Trustee a successor Trustee for a particular series of Debt Securities to act as such pursuant to the provisions of the Indenture.

  The Indenture and the rights and obligations of the Company and of the Holders of the Debt Securities may be modified or amended at any time with the consent of the Holders of not less than a majority in aggregate principal amount of the Debt Securities at the time outstanding under the Indenture and affected by such modification or amendment (voting as one class); provided, however, that, without the consent of the Holders of the Debt Securities affected, no such modification or amendment shall, among other things, change the fixed maturity or redemption date thereof, reduce the rate of interest thereon or alter the method of determining such rate of interest, extend the time of payment of interest, reduce the principal amount thereof, reduce any premium payable upon the redemption thereof, or change the coin or currency in which any Debt Securities or the interest thereon is payable or impair the right to institute suit for the enforcement of any such payment, or reduce the percentage of the Holders of such Debt Securities whose consent is required for any such modification or amendment.

DEFEASANCE AND DISCHARGE

  All liability of the Company in respect to any outstanding Debt Securities shall cease, terminate and be completely discharged if the Company shall (a) deposit with the Trustee, in trust, at or before maturity, lawful money or direct obligations of the United States of America (or in the case of Debt Securities denominated in a currency other than U.S. Dollars, of the government that issued such currency), or obligations the principal of and interest on which are guaranteed by the United States of America (or in the case of Debt Securities denominated in a currency other than U.S. Dollars, guaranteed by the government that issued such currency), in such amounts and maturing at such times that the proceeds of such obligations to be received upon the respective maturities and interest payment dates will provide funds sufficient to pay the principal of and interest and any premium to maturity or to the redemption date, as the case may be, with respect to such Debt Securities, and (b) deliver to the Trustee an opinion of counsel to the effect that the Holders of such Debt Securities will not recognize income, gain or loss for federal income tax purposes as a result of such discharge. All obligations of the Company to comply with certain covenants applicable to any outstanding Debt Securities shall cease if the Company shall deposit with the Trustee, in trust, at or before maturity, lawful money or direct obligations of the United States of America (or in the case of Debt Securities denominated in a currency other than U.S. Dollars, of the government that issued such currency), or obligations the principal of and interest on which are guaranteed by the United States of America (or in the case of Debt Securities denominated in a currency other than U.S. Dollars, by the government that issued such currency), in such amounts and maturing at such times that the proceeds of such obligations to be received upon the respective maturities and interest payment dates will provide funds sufficient to pay the principal of and interest and any premium to maturity or to the redemption date, as the case may be, with respect to such Debt Securities.

CONCERNING THE TRUSTEE

  The Trustee for the Debt Securities will be identified in the relevant Prospectus Supplement. In certain instances, the Company or the Holders of a majority of the then outstanding principal amount of the Debt Securities issued under an Indenture may remove the Trustee and appoint a successor Trustee. The Trustee may become the owner or pledgee of any of the Debt Securities with the same rights it would have if it were not the Trustee. The Trustee and any successor Trustee must be a corporation organized and doing business as a commercial bank under the laws of the United States or of any state thereof or of the District of Columbia, authorized under such laws to exercise corporate trust powers, having a combined capital and surplus of at least $100,000,000 and subject to examination by federal or state or District of Columbia authority. From time to time and subject to applicable law relating to conflicts of interest, the Trustee may also serve as Trustee under other indentures relating to Debt Securities issued by the Company or affiliated companies and may engage in commercial transactions with the Company and affiliated companies.

                             PLAN OF DISTRIBUTION

  Any or all of the Securities offered hereby by the Company or the Selling Shareholders may be sold from time to time, in one or more transactions. Sales of the Shares offered hereby by the Company or the Selling Shareholders may be effected from time to time, in one or more transactions on the NYSE, on any other exchange on which the Shares are listed or traded, in the over-the-counter market or otherwise. Such sales may be made at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. To the extent required, this Prospectus may be amended or supplemented from time to time to describe a specific plan of distribution.

  Any or all of the Shares sold by the Selling Shareholders that qualify for sale pursuant to Rule 144 or Regulation S might be sold under Rule 144 or Regulation S rather than pursuant to this Prospectus. The Selling Shareholders will act independently of the Company in making decisions with respect to the timing, manner and size of each such sale.

  In effecting sales, brokers, dealers or agents engaged may arrange for other brokers or dealers to participate. Brokers, dealers or agents may receive commissions, discounts or concessions in amounts to be negotiated prior to the sale. Such brokers, dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales, and any such commissions, discounts or concessions may be deemed to be underwriting discounts or commissions under the Securities Act. The Company will pay all expenses incident to the offering and sale of the Shares to the public by the Selling Shareholders other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes relating to Shares sold by the Selling Shareholders.

  If Shares are sold in an underwritten offering, the Shares may be acquired by the underwriters for their own account and may be further resold from time to time in one or more transactions, including negotiated transactions, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices. The names of the underwriters with respect to any such offering and the terms of the transactions, including any underwriting discounts, concessions or commissions and other items constituting compensation of the underwriters and broker-dealers, if any, will be set forth in a supplement to this Prospectus relating to such offering. Any public offering price and any discounts, concessions or commissions allowed or reallowed or paid to broker-dealers may be changed from time to time. Unless otherwise set forth in a supplement to this Prospectus, the obligations of the underwriters to purchase the Securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of the Securities specified in such supplement if any such Securities are purchased.

  In order to comply with the securities laws of certain states, if applicable, the Securities must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

  The Company has advised the Selling Shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of Shares in the market and to the activities of the Selling Shareholders and its affiliates. In addition, the Company will make copies of this Prospectus available to the Selling Shareholders and has informed it of the need for delivery of copies of this Prospectus to purchasers at or prior to the time of any sale of the Shares offered hereby. The Selling Shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the Shares against certain liabilities, including liabilities arising under the Securities Act.

  At the time a particular offer of Securities is made, if required, a Prospectus Supplement will be distributed that will set forth the amount of Securities being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

  There can be no assurance that the Selling Shareholders will sell all or any of the Shares on their behalf or that the Company will issue any Securities pursuant hereto.

  The Company has agreed to indemnify the Selling Shareholders and any person controlling the Selling Shareholders against certain liabilities, including liabilities under the Securities Act. The Selling Shareholders have agreed to indemnify the Company and certain related persons against certain liabilities, including liabilities under the Securities Act.

  The Company has agreed with certain of the Selling Shareholders to keep the Registration Statement of which this Prospectus constitutes a part effective for up to 24 months following its effective date (which period may be shortened or extended under certain circumstances). The Company intends to de-register any of the Shares not sold by the Selling Shareholders at the end of such period.

                                 LEGAL MATTERS

  Certain legal matters with respect to the validity of the Securities offered hereby will be passed upon for the Company by Pillsbury Madison & Sutro LLP, Los Angeles, California.

                                    EXPERTS

  The consolidated financial statements and related schedules of CBC and subsidiaries as of December 31, 1997 and December 31, 1996 and for each of the three years in the period ended December 31, 1997 included in CBC's Annual Report on Form 10-K for the year ended December 31, 1997 and incorporated in this Prospectus by reference have been audited by Arthur Andersen LLP, independent public accountants as indicated in their reports with respect thereto, and are included or incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

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  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING SHAREHOLDERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

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                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information......................................................   2
Incorporation of Certain Documents by Reference............................   3
Risk Factors...............................................................   4
The Company................................................................   8
Use of Proceeds............................................................  19
Ratio of Earnings to Fixed Charges.........................................  19
Selling Shareholders.......................................................  19
Description of the Debt Securities.........................................  25
Plan of Distribution.......................................................  28
Legal Matters..............................................................  29
Experts....................................................................  29

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                                 CB COMMERCIAL
                                  REAL ESTATE
                             SERVICES GROUP, INC.

                         $200,000,000 DEBT SECURITIES
                                      AND
                              4,000,000 SHARES OF
                                 COMMON STOCK

                               ----------------

                                  PROSPECTUS

                                APRIL 17, 1998

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